[redacted]

05038376

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2005 SEC PROCESSING SECTION WASH. D.C. 153

SEC FILE NUMBER
8- 48995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOGAN, KEVIN CHRISTOPHER, dba THE LOGAN GROUP SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3400 BRADSHAW ROAD, SUITE A-4B
(No. and Street)

SACRAMENTO	CA	95827
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN LOGAN (916) 368-2434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA ASSOCIATES
(Name – *if individual, state last, first, middle name*)

816 21ST STREET	SACRAMENTO	CA	95814
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 1 8 2005 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN LOGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LOGAN GROUP SECURITIES, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PROPRIETOR

Title

PATTI C. FISHER
Commission # 1546131
Notary Public - California
Sacramento County
My Comm. Expires Jan 20, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LOGAN GROUP SECURITIES

(A PROPRIETORSHIP)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2004

M MISTRETTA ASSOCIATES
Certified Public Accountants
Financial Management Consultants

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

Kevin Logan, Proprietor
The Logan Group Securities
Sacramento, California

I have audited the accompanying balance sheet of The Logan Group Securities (a proprietorship), as of December 31, 2004 and the related statements of income and proprietor's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Logan Group Securities as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)) which precede the aforementioned financial statements and this report; and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

February 18, 2005

THE LOGAN GROUP SECURITIES
(A PROPRIETORSHIP)
BALANCE SHEET
December 31, 2004

ASSETS

Current Assets	
Cash	$ 11,524
Commissions receivable	12,172
Prepaid expenses	47
Investments	620
Total Current Assets	$ 24,363

PROPRIETOR'S EQUITY	$ 24,363

See accompanying notes and auditor's report

THE LOGAN GROUP SECURITIES
(A PROPRIETORSHIP)
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
Year ended December 31, 2004

Commission Income	$ 173,329
Expenses	
Licenses, regulatory fees and dues	1,205
Accounting and auditing fees	3,122
Insurance and bond premiums	764
Bank charges	78
Total Expenses	5,169
Net Income From Operations	168,160
Other Income	
Interest and dividend income	147
Total Other Income	147
Net Income	168,307
Proprietor's Equity, December 31, 2003	24,656
Proprietor's withdrawals	(168,600)
Proprietor's Equity, December 31, 2004	$ 24,363

See accompanying notes and auditor's report

THE LOGAN GROUP SECURITIES
(A PROPRIETORSHIP)
STATEMENT OF CASH FLOWS
Year ended December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents	
Cash Flows From Operating Activities	
Net income	$ 168,307
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in commissions receivable	(144)
Decrease in prepaid expenses	105
Total Adjustments	(39)
Net Cash Provided By Operating Activities	168,268
Cash Flows From Investing Activities	
Increase in investments	(60)
Net Cash Used By Investing Activities	(60)
Cash Flows From Financing Activities	
Proprietor's withdrawals	(168,600)
Net Cash Used By Financing Activities	(168,600)
Net Decrease in Cash and Cash Equivalents	(392)
Cash and Cash Equivalents, December 31, 2003	11,916
Cash and Cash Equivalents, December 31, 2004	$ 11,524

Supplementary Disclosure of Cash Flow Information

There was no interest paid during the period.

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

THE LOGAN GROUP SECURITIES
(A PROPRIETORSHIP)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Company. The policies reflect industry practices and conform to generally accepted accounting principles.

Company's Activities

The Company is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in California and Colorado. Commissions are paid by the issuing companies to The Logan Group Securities, which in turn pays commissions to its security representatives.

Operations

The Company's operations are conducted from the same offices as another proprietorship owned by the same proprietor. The related proprietorship incurs the burden of substantially all common general and administrative expenses thereby reducing the expenses of The Logan Group Securities.

Proprietor's Salary

No provision has been made for a salary for the sole proprietor.

Income Taxes

No provision has been made for income taxes as the liability, if any, is that of the sole proprietor.

Note 2: Investments

Balance is comprised of investment in equity securities mutual funds, at market value.

Note 3: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. At December 31, 2004, the Company had net capital of $24,100.

THE LOGAN GROUP SECURITIES
(A PROPRIETORSHIP)
December 31, 2004

THE LOGAN GROUP SECURITIES does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95814
916-497-0676
916-497-0677 Fax

Robert Mistretta, CPA, MBA

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Kevin Logan, Proprietor
The Logan Group Securities
Sacramento, California

I have examined the financial statements of The Logan Group Securities for the year ended December 31, 2004 and have issued my report thereon dated February 18, 2005. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Company is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that substantially all accounting functions are performed by or supervised by one individual, respectively. This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, the proprietor has full access to all accounting records and is extremely familiar with the transactions and business activities of the Company.

Mistata Associates

February 18, 2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: THE LOGAN GROUP SECURITIES [13]

SEC FILE NO.: 8-48995 [14]

FIRM I.D. NO.: 40259 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

3400 BRADSHAW ROAD, SUITE A-4B [20]
(No. and Street)

[21] (City) [22] (State) [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): JANUARY 1, 2004 [24]

AND ENDING (MM/DD/YY): DECEMBER 31, 2004 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

KEVIN LOGAN [30] (916) 368-2434 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: — OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 18TH day of FEBRUARY 2005

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MISTRETTA ASSOCIATES [70]

ADDRESS

Number and Street	City	State	Zip Code
816 21ST STREET [71]	SACRAMENTO [72]	CA [73]	95814 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: THE LOGAN GROUP SECURITIES — **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) DECEMBER 31, 2004 [99]
SEC FILE NO. 8-48995 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 11,524	200			$ 11,524	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	12,172	300	$	550	12,172	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	620	424				
E. Spot commodities		430			620	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets pre-paid expense-CRD acct.		535	47	735	47	930
12. TOTAL ASSETS	$ 24,316	540	$ 47	740	$ 24,363	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LOGAN GROUP SECURITIES as of DECEMBER 31, 2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. *Unsecured*	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ 24,363 [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 24,363 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 24,363 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LOGAN GROUP SECURITIES

For the period (MMDDYY) from [24] 1/1/04 [3932] to 12/31/04 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		[25]	3938
c. All other securities commissions mutual funds and variable annuities		173,329	3939
d. Total securities commissions		173,329	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		[26]	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		147	3995
9. Total revenue		$ 173,476	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		1,205	4195
15. Other expenses		3,464	4100
16. Total expenses		$ 5,169	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 168,307	4210
18. Provision for Federal income taxes (for parent only)		[28]	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 168,307	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LOGAN GROUP SECURITIES as of DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 24,363	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			24,363	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 24,363	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges	47	3610	(47)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 24,316	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
[30]	4. Other securities MM and equity mutual funds	216	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(216)	3740
10.	Net Capital			$ 24,100	3750

OMIT PENNIES

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING DECEMBER 31, 2004	$21,064
REVERSE DRAW RECORDED IN BOOKS IMPROPERLY	+ 2,800
ADD DEPOSITS FOR COMMISSIONS NOT PREVIOUSLY REPORTED	+ 236
NET CAPITAL PER DECEMBER 31, 2004 AUDITED FINANCIAL STATEMENTS	$24,100

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LOGAN GROUP SECURITIES — as of DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	19,100	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	24,100	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	NONE	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	NONE	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LOGAN GROUP SECURITIES

For the period (MMDDYY) from 1/1/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 24,656	4240
A. Net income (loss)			168,307	4250
B. Additions (Includes non-conforming capital of ... 29	$	4262)		4260
C. Deductions (Includes non-conforming capital of proprietor withdrawals	$ 168,600	4272)		4270
2. Balance, end of period (From item 1800)			$ 24,363	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ... 30	$ NONE	4300
A. Increases	NONE	4310
B. Decreases	NONE	4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LOGAN GROUP SECURITIES as of DECEMBER 31, 2004

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k)(1) — ~~$2,500~~ 5,000 capital category as per Rule 15c3-1	X	4550
B.	(k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C.	(k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D.	(k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months *and accruals, (as defined below), which have not been deducted in the computation of Net Capital.*

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals